--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              REXALL SUNDOWN, INC.
                           (NAME OF SUBJECT COMPANY)

                           NUTRICIA INVESTMENT CORP.
                             NUTRICIA FLORIDA, L.P.
                             NUTRICIA FLORIDA, INC.
                          NUTRICIA INTERNATIONAL B.V.
                            KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)

                           (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   761648104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JULITTE VAN DER VEN
                           NUTRICIA INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies To:
                              GUY E. SNYDER, ESQ.
                              STEVEN J. GRAY, ESQ.
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                            CHICAGO, ILLINOIS 60601
                                 (312) 609-7500
                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                     $1,675,331,438                                               $335,067

* For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 64,063,856 issued and outstanding Shares (as defined herein) as of April 28, 2000, according to Rexall Sundown, Inc. (the "Company"), at $24.00 per Share plus (ii) 11,879,215 options to acquire Shares with an exercise price of less than $24.00, according to the Company, at $11.60 per Share (which represents the difference between the Offer price of $24.00 and the aggregated weighted average exercise price of $12.40 per Share for all outstanding options).

**  1/50 of one percent of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                N/A            Filing Party:                    N/A
Form or Registration No.:              N/A            Date Filed:                      N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Nutricia Investment Corp. (the "Purchaser"), a Florida corporation, and an indirect wholly owned subsidiary of Koninklijke Numico N.V. ("Numico"), a company incorporated under the laws of the Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Shares") of Rexall Sundown, Inc. (the "Company"), at a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000 (the "Offer to Purchase"), a copy of which is annexed hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is annexed hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS
   Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.
(b) The information set forth in the Letter of Transmittal, attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS
(a)(1)    Offer to Purchase, dated May 5, 2000.
(a)(2)    Letter of Transmittal with respect to the Shares.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4) Form of letter, dated May 5, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5) Form of letter, dated May 5, 2000, to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6) Press release, dated May 1, 2000. This press release was filed under cover of Schedule TO with the Securities and Exchange Commission on May 1, 2000, and is incorporated herein by reference.
(a)(7)    Form of newspaper advertisement, dated May 5, 2000.
(a)(8)    IRS Guidelines for Certification of Taxpayer Indentification
          Number on Substitute Form W-9.
(a)(9)    Press release, dated May 5, 2000.
(b)       None.
(d)(1) Agreement and Plan of Merger, dated as of April 30, 2000, by and among the Company, Numico and the Purchaser.
(d)(2) Shareholder Agreement, dated as of April 30, 2000, by and among the Purchaser, Numico and certain shareholders of the Company.
(d)(3)    Employment Agreement, dated as of April 30, 2000, among
          Numico, the Company and Damon DeSantis.
(d)(4)    Employment Agreement, dated as of April 30, 2000, among
          Numico, the Company and Geary Cotton.
(d)(5)    Employment Agreement, dated as of April 30, 2000, among
          Numico, the Company and Richard Goudis.

(d)(6)    Employment Agreement, dated as of April 30, 2000, among
          Numico, the Company and Gerald Holly.
(d)(7)    Employment Agreement, dated as of April 30, 2000, among
          Numico, the Company and Richard Werber.
(d)(8)    Consulting Agreement, dated as of April 30, 2000, among
          Numico, the Company and Carl DeSantis.
(d)(9)    Consulting Agreement, dated as of April 30, 2000, among
          Numico, the Company and Nickolas Palin.
(d)(10)   Consulting Agreement, dated as of April 30, 2000, among
          Numico, the Company and Christian Nast.
(d)(11) Benefits Letter, dated April 30, 2000, by and between Numico and the Company.
(d)(12) Confidentiality Agreement, dated March 22, 2000, by and between Numico and the Company.
(g)       None.
(h)       None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

                                                          KONINKLIJKE NUMICO N.V.

                                                          By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                                               ---------------------------------------
                                                               Name: Johannes C.T. van der Wielen
                                                               Title: President and Chief Executive
                                                               Officer

                                                          NUTRICIA INVESTMENT CORP.

                                                          By:  /s/ JULITTE VAN DER VEN
                                                               ---------------------------------------
                                                               Name: Julitte van der Ven
                                                               Title: President

                                                          NUTRICIA FLORIDA, L.P.

                                                          By:  Nutricia Florida, Inc., its general
                                                               partner

                                                          By:  /s/ JULITTE VAN DER VEN
                                                               ---------------------------------------
                                                               Name: Julitte van der Ven
                                                               Title: President

                                                          NUTRICIA FLORIDA, INC.

                                                          By:  /s/ JULITTE VAN DER VEN
                                                               ---------------------------------------
                                                               Name: Julitte van der Ven
                                                               Title: President

                                                          NUTRICIA INTERNATIONAL B.V.

                                                          By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                                               ---------------------------------------
                                                               Name: Johannes C.T. van der Wielen
                                                               Title: President and Chief Executive
                                                               Officer

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Purchase, dated May 5, 2000.

(a)(2)                  Letter of Transmittal with respect to the Shares.

(a)(3)                  Notice of Guaranteed Delivery.

(a)(4) Form of letter, dated May 5, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)                  Form of letter, dated May 5, 2000, to clients to be used by brokers, dealers, commercial banks, trust companies and
                        other nominees.

(a)(6) Press release, dated May 1, 2000. This press release was filed under cover of Schedule TO with the Securities and Exchange Commission on May 1, 2000, and is incorporated herein by reference.

(a)(7)                  Form of newspaper advertisement, dated May 5, 2000.

(a)(8)                  IRS Guidelines for Certification of Taxpayer Indentification
                        Number on Substitute Form W-9.

(a)(9)                  Press release, dated May 5, 2000.

(b)                     None.

(d)(1)                  Agreement and Plan of Merger, dated as of April 30, 2000, by and among the Company, Numico and the Purchaser.

(d)(2)                  Shareholder Agreement, dated as of April 30, 2000, by and
                        among the Purchaser, Numico and certain shareholders of the
                        Company.

(d)(3)                  Employment Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Damon DeSantis.

(d)(4)                  Employment Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Geary Cotton.

(d)(5)                  Employment Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Richard Goudis.

(d)(6)                  Employment Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Gerald Holly.

(d)(7)                  Employment Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Richard Werber.

(d)(8)                  Consulting Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Carl DeSantis.

(d)(9)                  Consulting Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Nickolas Palin.

(d)(10)                 Consulting Agreement, dated as of April 30, 2000, among
                        Numico, the Company and Christian Nast.

(d)(11)                 Benefits Letter, dated April 30, 2000, by and between Numico and the Company.

(d)(12) Confidentiality Agreement, dated March 22, 2000, by and between Numico and the Company.

(g)                     None.

(h)                     None.